Exhibit 99.1

China Yuchai International Announces
Receipt of Regulatory Approval For Acquisition of Yulin Hotel Company

Singapore, Singapore – January 15, 2009 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that its subsidiary Guangxi Yuchai Machinery Company Limited (“Guangxi”) has received approval from the provincial government regulatory agency in charge of state-owned assets administration in the PRC for its acquisition of the entire equity interest in Guangxi Yulin Hotel Company Ltd (“Yulin Hotel Company”). This approval is required under PRC regulations in order to ensure that Guangxi has proper title in the shares of Yulin Hotel Company and pending its receipt, was a major contributing factor in the delay in finalizing the 2007 consolidated financial statements as the appropriate accounting treatment under U.S. GAAP had to be determined. Further details of this transaction can be found in our announcements dated April 11, 2008 and December 1, 2008.

The Company also wishes to advise that under the rules of the New York Stock Exchange (“NYSE”), it has up to January 15, 2009, to complete and file its 2007 Annual Report on Form 20-F (“2007 20-F”) with the U.S. Securities and Exchange Commission (“SEC”) and return to compliance status. Although the Company has been working towards this deadline, the receipt of provincial government approval just prior to the filing deadline is a substantial positive development necessitating an assessment by the Company as to whether adjustments are now required to be made to its 2007 consolidated financial statements. As a result, China Yuchai applied for and received a short extension of time from NYSE, subject to ongoing monitoring and review by NYSE, for the completion and filing of its 2007 20-F with the SEC.

About China Yuchai International
China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2007, GYMCL sold approximately 383,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement
This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling Global

Tel: +1-646-284-9409

Email: ktheiss@hfgcg.com

dchen@hfgcg.com